APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brato Brewhouse and Kitchen

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Online Merch Sale	27.54
Pop Up Sales	145,357.62
Sales of Product Income	189,765.21
Total Income	**$335,150.37**
Cost of Goods Sold	
5000 Cost of Goods Sold	98,638.93
5001 Beer Contracts	23,893.18
Total Cost of Goods Sold	**$122,532.11**
GROSS PROFIT	**$212,618.26**
Expenses	
6000 Advertising & Marketing	5,055.34
6005 Bank Charges & Fees	2,437.99
6007 Brewery	90,505.09
6010 Car & Truck	6,578.75
6011 Charitable Contributions	30.00
6012 Contractors	2,783.75
6015 Insurance	15,229.60
6020 Supplies	7,972.42
6025 Legal & Professional Services	5,908.21
6030 Meals & Entertainment	3,762.75
6035 Merchandise	406.28
6040 Office Supplies & Software	11,945.61
6045 Other Business Expenses	5,027.44
6046 Payroll Federal and MA Unemployment Tax	1,425.63
6047 Payroll Federal Income Tax	9,298.74
6048 Payroll MA State Income Tax	803.60
6050 Rent & Lease	124,041.71
6055 Repairs & Maintenance	4,593.65
6060 Taxes & Licenses	26,772.64
6065 Travel	2,594.20
6070 Uncategorized Expense	9,958.86
6075 Accounting Fees	11,315.00
6080 Utilities	10,358.96
6085 Worker Compensation	129,347.28
6095 Wages	443.88
Architect and Engineering	43,812.85
ARF Interest Paid	375.00
ARF Loan Closing Fee	1,500.00
BLDC Backstreets Loan Interest Paid	5,651.05
BLDC Job Creation Fund Loan Interest Paid	2,421.90
CC Fees	6,167.26
Eastern Bank LOC Fees and Closing Costs	8,243.75

	TOTAL
Eastern Bank LOC Interest Paid	2,937.50
Eastern Bank SBA Loan Interest	70,819.84
Federal Payroll Tax Paid	27,340.29
Kitchen and Bar Chemicals	4,857.48
Knife Sharpening	225.00
Laundry, Linens, Uniforms	2,493.73
Legal	8,407.17
Mainvest Fees	6,146.00
Paper Goods	14,723.54
Property Tax	6,128.58
Restaurant Consulting	6,250.00
Security and Alarm System	11,056.00
Snow Removal	264.00
State Payroll Tax Paid	8,326.09
Temp Food Licenses	2,924.83
Total Expenses	**$729,669.24**
NET OPERATING INCOME	$ -517,050.98
NET INCOME	$ -517,050.98

Brato Brewhouse and Kitchen

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Eastern Bank Online Account	10,398.27
1005 TD BUSINESS SIMPLE CHECKING	4,298.18
Cash on hand	0.00
Total Bank Accounts	**$14,696.45**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Merch Inventory	5,484.63
Total Other Current Assets	**$5,484.63**
Total Current Assets	**$20,181.08**
Fixed Assets	
1210 Auto and Transportation Equipment	0.00
1600 Loan Origination Fee	36,183.00
1650 Leasehold Improvements	1,053,889.85
Brewery Equipment	319,523.62
FF&E	22,304.42
Kitchen Equipment	97,239.08
Total Fixed Assets	**$1,529,139.97**
Other Assets	
1500 Security Deposit	28,125.00
Total Other Assets	**$28,125.00**
TOTAL ASSETS	**$1,577,446.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	204,925.96
Total Accounts Payable	**$204,925.96**
Other Current Liabilities	
2221 Officer Loan Alex	7,000.00
2400 LimeBike Security Deposit	0.00
ARF Financial Loan	49,038.46
CC Tips Owed	36,766.92
Sales Tax	13,235.01
Total Other Current Liabilities	**$106,040.39**
Total Current Liabilities	**$310,966.35**

	TOTAL
Long-Term Liabilities	
2300 Eastern Bank SBA Loan Payable	990,565.70
BLDC Backstreets Loan Payable	175,000.00
BLDC Job Creation Fund Loan Payable	75,000.00
Eastern Bank Revolving LOC	300,000.00
Mainvest Revenue Share Payable	101,738.79
Total Long-Term Liabilities	**$1,642,304.49**
Total Liabilities	**$1,953,270.84**
Equity	
3000 Opening Balance Equity	0.00
3005 Owner's Investment	-93,000.00
3010 Distributions	21,700.00
3015 Retained Earnings	-56,430.50
3100 Partner Capital - Jonathan Gilman	132.00
3105 Partner Capital - Alex Corona	-7,868.00
3111 Capital Contribution -	10,000.00
3116 Capital Contribution -	75,000.00
3121 Capital Contribution -	75,000.00
3126 Capital Contribution -	10,000.00
3131 Capital Contribution -	10,000.00
Capital Contribution -	20,000.00
Capital Contribution -	15,000.00
Owner's Pay & Personal Expenses	-68,307.31
Partner's Equity	130,000.00
Net Income	-517,050.98
Total Equity	**$ -375,824.79**
TOTAL LIABILITIES AND EQUITY	**$1,577,446.05**

Brato Brewhouse and Kitchen

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-389,352.60
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1151 Inventory Asset:Merch Inventory	-4,000.00
1155 Inventory Asset:Bar Inventory	-9,470.00
1157 Inventory Asset:Food Inventory	-6,167.91
1701 Accumulated Depreciation & Amortization:Accumulated Amortization	7,196.00
1703 Accumulated Depreciation & Amortization:Accumulated Depreciation	27,159.00
2000 Accounts Payable (A/P)	205,021.96
2010 Gift Card Liability	1,295.61
2050 Sales Tax	13,541.64
2110 Payroll Liabilities:Payroll Tax Payable	519.79
2125 Payroll Liabilities:CC Tips Owed	3,112.93
2300 LimeBike Security Deposit	-15,348.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**222,861.02**
Net cash provided by operating activities	**$ -166,491.58**
INVESTING ACTIVITIES	
1201 Fixed Assets:Brewery Equipment	-311,141.55
1203 Fixed Assets:FF&E	-21,663.42
1205 Fixed Assets:Kitchen Equipment	-87,889.08
1207 Fixed Assets:Leasehold Improvements	-1,055,637.83
1209 Fixed Assets:Vehicles	-10,599.00
1250 Startup Expenses	0.00
1600 Loan Origination Fee	-22,637.92
Net cash provided by investing activities	**$ -1,509,568.80**
FINANCING ACTIVITIES	
2500 Eastern Bank SBA Loan Payable	-59,434.30
2505 Eastern Bank Revolving LOC	300,000.00
2510 BLDC Backstreets Loan Payable	175,000.00
2515 Mainvest Revenue Share Payable	104,000.00
2520 BLDC Job Creation Fund Loan Payable	75,000.00
2525 ARF Financial Loan	49,235.77
2535 HLIB Vehicle Loan	6,339.38
2538 Square Capital Loan	8,061.40
3010 Partner Capital - Jonathan Gilman	-21,612.00
3020 Partner Capital - Alex Corona	-59,683.00
3021 Partner Capital - Alex Corona:Capital Contribution - Alex Corona	37,000.00
3030 Partner Capital -	9,361.00
3040 Partner Capital -	48,511.00
3041 Partner Capital -	-25,000.00
3050 Partner Capital	48,512.00
3051 Partner Capital -	-25,000.00
3060 Partner Capital -	9,584.00

Brato Brewhouse and Kitchen

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
3061 Partner Capital -	-10,000.00
3070 Partner Capital -	9,606.24
3071 Partner Capital -	-10,000.00
3081 Partners Capital -	15,000.00
3091 Partner Capital -	20,000.00
3990 Retained Earnings	84,109.76
3991 Distributions	1,611.00
Partner Capital -	-10,000.00
Net cash provided by financing activities	**$780,202.25**
NET CASH INCREASE FOR PERIOD	**$ -895,858.13**
Cash at beginning of period	917,414.85
CASH AT END OF PERIOD	**$21,556.72**

Brato Brewhouse and Kitchen

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
4200 Gain/Loss on Asset Sales	3,000.00
Online Merch Sale	376.90
Pop Up Sales	157,696.31
Uncategorized Income	24,750.00
Total Income	**$185,823.21**
Cost of Goods Sold	
5000 Cost of Goods Sold	47,577.78
Total Cost of Goods Sold	**$47,577.78**
GROSS PROFIT	**$138,245.43**
Expenses	
6000 Advertising & Marketing	4,094.66
6005 Bank Charges & Fees	1,050.08
6007 Brewery	35.00
6010 Car & Truck	3,495.29
6011 Charitable Contributions	1,850.00
6013 Eastern Bank SBA Loan Fees and Closing Costs	36,183.16
6015 Insurance	5,405.31
6020 Supplies	661.12
6030 Meals & Entertainment	956.70
6035 Merchandise	289.53
6040 Office Supplies & Software	3,554.06
6046 Payroll Federal and MA Unemployment Tax	420.48
6047 Payroll Federal Income Tax	909.40
6048 Payroll MA State Income Tax	635.24
6050 Rent & Lease	70,830.84
6055 Repairs & Maintenance	982.27
6060 Taxes & Licenses	9,848.40
6065 Travel	664.70
6070 Uncategorized Expense	2,000.77
6075 Accounting Fees	6,255.00
6080 Utilities	3,981.10
6085 Worker Compensation	-0.43
6095 Wages	19,388.00
Architect and Engineering	0.00
Eastern Bank LOC Fees and Closing Costs	-36,183.00
Financial Consulting	3,000.00
Guaranteed Payments	
6090 Jonathan	13,600.00
6091 Alex	5,600.00
Total Guaranteed Payments	**19,200.00**
Knife Sharpening	47.81

	TOTAL
Legal	16,489.20
Property Tax	17,306.91
Temp Food Licenses	1,323.93
Total Expenses	**$194,675.53**
NET OPERATING INCOME	**$ -56,430.10**
NET INCOME	**$ -56,430.10**

Brato Brewhouse and Kitchen

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Eastern Bank Online Account	905,737.89
1005 TD BUSINESS SIMPLE CHECKING	15,176.96
1009 Cash Contra	-3,500.00
Total Bank Accounts	**$917,414.85**
Accounts Receivable	
1100 Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Total Current Assets	**$917,414.85**
Fixed Assets	
1200 Fixed Assets	0.00
1201 Brewery Equipment	85,447.95
1207 Leasehold Improvements	42,151.28
Total 1200 Fixed Assets	**127,599.23**
1600 Loan Origination Fee	36,183.16
1700 Accumulated Depreciation & Amortization	
1701 Accumulated Amortization	-431.00
Total 1700 Accumulated Depreciation & Amortization	**-431.00**
Total Fixed Assets	**$163,351.39**
Other Assets	
1900 Security Deposit	28,125.00
Total Other Assets	**$28,125.00**
TOTAL ASSETS	**$1,108,891.24**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
2200 Officer Loans	
2201 Officer Loan Alex	7,000.00
Total 2200 Officer Loans	**7,000.00**
2300 LimeBike Security Deposit	15,348.00
Total Other Current Liabilities	**$22,348.00**
Total Current Liabilities	**$22,348.00**
Long-Term Liabilities	
2500 Eastern Bank SBA Loan Payable	1,050,000.00
Total Long-Term Liabilities	**$1,050,000.00**
Total Liabilities	**$1,072,348.00**

Brato Brewhouse and Kitchen

BALANCE SHEET

As of December 31, 2018

	TOTAL
Equity	
3990 Retained Earnings	0.00
Distributions	-1,611.00
Opening Balance Equity	0.00
Partner Capital -	
Capital Contribution -	10,000.00
Total Partner Capital -	**10,000.00**
Partner Capital - Alex Corona	-14,868.00
Capital Contribution - Alex Corona	7,000.00
Total Partner Capital	**-7,868.00**
Partner Capital	
Capital Contribution	10,000.00
Total Partner Capital	**10,000.00**
Partner Capital	
Capital Contribution	50,000.00
Total Partner Capital	**50,000.00**
Partner Capital -	
Partner Distributions -	132.00
Total Partner Capital -	**132.00**
Partner Capital -	
Capital Contribution	50,000.00
Total Partner Capital	**50,000.00**
Partner Capital	
Capital Contribution	10,000.00
Total Partner Capital	**10,000.00**
Net Income	-84,109.76
Total Equity	**$36,543.24**
TOTAL LIABILITIES AND EQUITY	**$1,108,891.24**

Brato Brewhouse and Kitchen

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,109.76
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1100 Accounts Receivable (A/R)	0.00
1701 Accumulated Depreciation & Amortization:Accumulated Amortization	431.00
2201 Officer Loans:Officer Loan Alex	7,000.00
2300 LimeBike Security Deposit	15,348.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**22,779.00**
Net cash provided by operating activities	**$ -61,330.76**
INVESTING ACTIVITIES	
1200 Fixed Assets	0.00
1201 Fixed Assets:Brewery Equipment	-85,447.95
1207 Fixed Assets:Leasehold Improvements	-42,151.28
1600 Loan Origination Fee	-36,183.16
Net cash provided by investing activities	**$ -163,782.39**
FINANCING ACTIVITIES	
2500 Eastern Bank SBA Loan Payable	1,050,000.00
3990 Retained Earnings	15,736.40
Distributions	-1,611.00
Opening Balance Equity	-8,000.00
Partner Capital -	10,000.00
Partner Capital -	-14,868.00
Partner Capital -	7,000.00
Partner Capital -	25,000.00
Partner Capital -	132.00
Partner Capital -	25,000.00
Partner Capital -	10,000.00
Net cash provided by financing activities	**$1,118,389.40**
NET CASH INCREASE FOR PERIOD	**$893,276.25**
Cash at beginning of period	24,138.60
CASH AT END OF PERIOD	**$917,414.85**

Jonathan Gilman
I,_____ , certify that:

1. The financial statements of Brato Brewhouse and Kitchen included in this Form are true and complete in all material respects; and
2. The tax return information of Brato Brewhouse and Kitchen included in this Form reflects accurately the information reported on the tax return for Brato Brewhouse and Kitchen for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   _____

Name: Jonathan Gilman
                 _____

Title: Co Founder
                 _____
                 11/11/2020

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